

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2013

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re: Capitol Acquisition Corp. II**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 29, 2013**
> **CIK No. 0001512499**

Dear Mr. Ein:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2.   Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential

submissions to us so we do not repeat or refer to that information in our comment letters to you.

Prospectus Summary, page 1

3.   You disclose, on page 1, that you "may" acquire a shell with no operating history and disclose, on page 2, that the initial business combination "must" be with targets that have a fair value of at least 80% of the trust proceeds at the time of the agreement. The two statements do not appear consistent. Please revise to reconcile.

4.   We note disclosure here and in other parts of the prospectus regarding Mr. Ein's approximately 21 years of private equity and venture capital investing experience. Please balance this disclosure with a discussion of any major adverse business developments experienced by him.

Management Expertise and Prior Blank Check Experience, page 48

5.   Please revise to clarify that in the case of Capitol I, Mr. Ein played no role in evaluating the assets subsequently acquired by Two Harbors, if true. Also, clarify that Mr. Ein only evaluated the business plan presented by the subsequent control persons of Two Harbors.

6.   Please revise to clarify the impact that legacy assets may have had on the NAREIT Mortgage REIT Index and Peer Group Index companies but not on Two Harbors since it was formed in 2009. Please tell us how you determined that the listed companies were appropriate "peers" and if there were other peer mortgage REITs that commenced operations after 2008.

Audited Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

7.   Please confirm that you have obtained a signed report from your independent registered public accounting firm. To the extent you have received a signed audit report, please have your auditors revise the report included in the filing to include the name of the audit firm.

Financial Statements

Notes to Financial Statements

Note 4 – Deferred Offering Costs, page F-10

8.   Please tell us when you began accruing offering costs related to the current offering, and whether any of the amounts included in deferred offering costs as of December 31, 2012 and 2011 include offering costs related to the registration statement that was abandoned on November 1, 2012. To the extent deferred offering costs includes costs incurred with

the prior offering, explain to us why these costs were not charged to operations in accordance with company policy.

<u>Note 7 – Stockholder Equity Common Stock, page F-11</u>

9.   We have considered your response to prior comment 16 from our letter dated March 16, 2011. Please explain to us why the approximately 982,000 shares subject to forfeiture issued to the sponsor and held in escrow would not be considered a share-based award subject to a market condition. Reference is made to ASC Topic 718-10-30-14.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: David Alan Miller, Esq.